

Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Nov 5 2024 12:37PM
Original ID: 2024-001549080

Profit Corporation
Articles of Incorporation

I.   The name of the profit corporation is:
Top Tier Sports (USA) Inc.

II. The name and physical address of the registered agent of the profit corporation is:
Cloud Peak Law, LLC
1095 Sugar View Dr Ste 500
Sheridan, WY 82801

III. The mailing address of the profit corporation is:
1309 Coffeen Avenue STE 1200
Sheridan, Wyoming 82801

IV. The principal office address of the profit corporation is:
1309 Coffeen Avenue STE 1200
Sheridan, Wyoming 82801

V.   The number, par value, and class of shares the profit corporation will have the authority to issue are:

Number of Common Shares:	Unlimited	Common Par Value:	$0.0001
Number of Preferred Shares:	110,000	Preferred Par Value:	$0.0001

VI. The name and address of each incorporator is as follows:
Andrew Pierce
1095 Sugar View Dr STE 500, Sheridan, Wyoming, 82801,

Signature: *Andrew Pierce*   Date: 11/05/2024

Print Name: Andrew Pierce

Title: Authorized Individual

Email: reports@wyomingllcattorney.com

Daytime Phone #:   307-683-0983


☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Andrew Pierce

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual   ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator, organizer, or partner. The following individual is signing on behalf of all Organizers, Incorporators, or Partners.

<u>Filer Information:</u>

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature:	*Andrew Pierce*	Date: 11/05/2024
Print Name:	Andrew Pierce	
Title:	Authorized Individual	
Email:	reports@wyomingllcattorney.com	
Daytime Phone #:	307-683-0983	


Consent to Appointment by Registered Agent

     Cloud Peak Law, LLC, whose registered office is located at 1095 Sugar View Dr Ste 500, Sheridan, WY 82801, voluntarily consented to serve as the registered agent for Top Tier Sports (USA) Inc. and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

     I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: _*Andrew Pierce*_____   Date: 11/05/2024

Print Name: Andrew Pierce

Title: Authorized Individual

Email: reports@wyomingllcattorney.com

Daytime Phone #:   307-683-0983

STATE OF WYOMING
Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Top Tier Sports (USA) Inc.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this 5th day of November, 2024 at 12:37 PM.

Remainder intentionally left blank.

Filed Date: 11/05/2024

_____
Secretary of State

Filed Online By:

Andrew Pierce

on 11/05/2024